UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 7, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

GRANT OF H SHARES APPRECIATION RIGHTS

Reference is made to the circular of China Eastern Airlines Corporation Limited ("Company") dated 20 October 2012 ("Circular") and the announcements of the Company dated 9 November 2012 and 30 November 2012. Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the Circular.

On 7 December 2012, the Company granted 60.54 million H Shares Appreciation Rights (representing 0.54% of the total issued shares of the Company and 1.73% of the total issued H Shares of the Company as at the end of 2011) to the following list of 139 Incentive Recipients, comprising 7 Directors, 14 senior management and 118 key technical and managerial personnel:

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(1)	Directors and senior management

A total of 14.98 million H Shares Appreciation Rights were granted to the Directors and senior management of the Company (including other senior management of the same level as the above positions), representing 24.74% of the H Shares Appreciation Rights granted under the Initial Grant Scheme. Details of the allocation are set out as follows:

	Name	Position	Number of shares granted (Ten thousand shares)	The proportion of shares granted to total shares granted under the Initial Grant Scheme	The proportion of shares granted to total issued share capital of the Company	The proportion of shares granted to total issued H Shares
1	Liu Shaoyong	Chairman	100	1.6518%	0.0089%	0.0286%
2	Ma Xulun	Vice Chairman, President	100	1.6518%	0.0089%	0.0286%
3	Xu Zhao	Director	86	1.4205%	0.0076%	0.0246%
4	Gu Jiadan	Director	86	1.4205%	0.0076%	0.0246%
5	Li Yangmin	Director, Secretary of the party committee, Vice President	86	1.4205%	0.0076%	0.0246%
6	Tang Bing	Director, Vice President	86	1.4205%	0.0076%	0.0246%
7	Luo Zhuping	Director	86	1.4205%	0.0076%	0.0246%
8	Ba Shengji	Deputy secretary of the party committee, Discipline inspection commission secretary	71	1.1728%	0.0063%	0.0203%
9	Shu Mingjiang	Vice President	71	1.1728%	0.0063%	0.0203%
10	Wu Yongliang	Vice President, Chief Financial Officer	71	1.1728%	0.0063%	0.0203%
11	Tian Liuwen	Vice President, President of Shanghai Airlines	71	1.1728%	0.0063%	0.0203%
12	Hu Jidong	Chairman of the labour union	71	1.1728%	0.0063%	0.0203%
13	Shan Chuanbo	Chief economic manager	57	0.9415%	0.0051%	0.0163%
14	Dong Bo	Sales director	57	0.9415%	0.0051%	0.0163%
15	Cai Yang	Chief information director	57	0.9415%	0.0051%	0.0163%
16	Feng Liang	Chief engineer	57	0.9415%	0.0051%	0.0163%
17	Guo Lijun	Chief legal advisor	57	0.9415%	0.0051%	0.0163%
18	Wang Jian	Board secretary	57	0.9415%	0.0051%	0.0163%
19	Sun Youwen	Chief pilot	57	0.9415%	0.0051%	0.0163%
20	Chu Yang	Assistant to the President	57	0.9415%	0.0051%	0.0163%
21	Luo Weide	Deputy routine coordinator, Deputy leader of team of second- stage supporting construction in western district of Hongqiao	57	0.9415%	0.0051%	0.0163%

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(2)	Key technical and managerial personnel

A total of 45.56 million H Shares Appreciation Rights were granted to the key technical and managerial personnel of the Group including deputy manager, deputy director, deputy secretary of the discipline inspection commission, vice chairman of the labour union, chief positions of 1st level branches, chief positions of 2nd level branches, chief positions of institutional departments, deputy positions on the marketing committee, regional chief positions on the marketing committee, chief positions in the main departments of the marketing committee, chief positions in the main operating departments of the marketing committee, deputy marketing positions in branches and subsidiaries; deputy marketing positions in China Cargo, chief positions in China Cargo’s marketing department, chief positions in China Cargo’s main operating departments, and chief positions in China Cargo’s main branches and subsidiaries, representing 75.26% of the H Shares Appreciation Rights granted under the Initial Grant Scheme.

Pursuant to the Scheme and the Initial Grant Scheme, the Incentive Recipients will be granted certain H Shares Appreciation Rights. Each unit of H Shares Appreciation Rights is notionally linked to one H Share and represents the rights conferred to the relevant Incentive Recipient to receive in cash stipulated earnings from the increase in market share price of the relevant H Share. However, no H Shares will actually be issued to any Incentive Recipient. The Scheme and the Initial Grant Scheme do not involve the grant of options over new shares or other new securities issuable by the Company (or any of its subsidiaries) and therefore, it does not fall within the ambit of, and is not subject to, the regulations of Chapter 17 of the Listing Rules.

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The exercise price of the H Shares Appreciation Rights shall be HK$2.67, being the highest of: (i) the closing price of HK$2.64 of the H Shares on the Stock Exchange as at the date of the grant of the H Shares Appreciation Rights (i.e. 30 November 2012); (ii) the average closing price of HK$2.67 of the H Shares on the Stock Exchange for the five trading days immediately preceding the date of the grant of the H Shares Appreciation Rights; or (iii) the par value of RMB1.00 of a H Share.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

7 December 2012

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